SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3 )* 1

Sohu.com Inc

(Name of Issuer)

Common Stock $0.001 par value

(Title of Class of Securities)

83408 W 103

(CUSIP Number)

Timothy Bancroft

Goulston & Storrs

400 Atlantic Ave.

Boston, MA 02110-3333

Tel: 617-482-1776

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2004

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) , Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83408W103

1.	Names of Reporting Persons Maxtech Enterprises Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,560,219 8. Shared Voting Power 0 [2] 9. Sole Dispositive Power 1,560,219 [3] 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,560,219 (as of 8/26/04, see item 5(b))

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 4.29%
14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

The class of equity securities to which this statement on Schedule 13D-A (the “Statement”) relates is the Common Stock, par value $.001 per share (the “Common Stock”) of Sohu.com Inc. (the “Company”), a Delaware corporation. The principal executive offices of the Company are located at 7 Jianguomen Nei Avenue, Suite 1519, Tower 2, Bright China Chang An Building, Beijing 100005, People’s Republic of China

Item 2. Identity and Background

This Statement is filed by Maxtech Enterprises Limited.

Item 3. Source and Amount of Funds or Other Consideration

Item 4. Purpose of Transaction

On August 19, 2004 Maxtech Enterprises Limited (“Maxtech”) settled the variable prepaid forward transaction (“VPF”) entered into on August 14, 2003 with CSFB Capital LLC (“CSFB”) by delivering 1,500,000 shares of Common Stock of Sohu.com Inc. On August 25, 2004 Maxtech sold 300,000 shares of Common Stock of Sohu.com Inc. and on August 26, 2004 Maxtech sold 600,000 shares of Common Stock of Sohu.com Inc.

Item 5. Interest in Securities of the Issuer.

(a)	On August 19, 2004 Maxtech settled the VPF entered into on August 14, 2003 with CSFB by delivering 1,500,000 shares of Common Stock of Sohu.com Inc. On August 25, 2004 Maxtech sold 300,000 shares of Common Stock of Sohu.com Inc. at a price of $15.70 per share and on August 26, 2004 Maxtech sold 600,000 shares of Common Stock of Sohu.com Inc. at a price of $16.00 per share.

(b)	On August 26, 2004 Maxtech ceased to be the beneficial owner of more than 5% of the Common Stock of Sohu.com Inc.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Maxtech has previously filed as part of a group consisting of Charles Zhang, Nicolas Negroponte, Brant C. Binder, Edward B. Roberts and Dow Jones & Company, Inc. (and together with Photon Group Limited, as assignee of Charles Zhang, the “Group”) by virtue of the fact that they are all parties to the Sohu.com Inc.

Second Amended and Restated Stockholders’ Voting Agreement dated October 18, 1999 (the “Voting Agreement”). Under rules of the SEC under the Exchange Act, parties to the agreement may be considered members of a “group,” and therefore deemed to be beneficial owners of the shares of common stock held by each other party to the agreement. This Amendment acknowledges the existence of the Voting Agreement and the potential attribution of shares of the other parties thereto to Maxtech; however, the other members of the Group are not participating in the filing of this Amendment. Under the terms of the Voting Agreement, the obligations of the parties thereunder with respect to certain voting agreements therein have been terminated by virtue of Maxtech’s sales as reported hereby (which sales have reduced Maxtech’s holdings below certain percentages set forth in such Voting Agreement). Accordingly, Maxtech no longer has voting power over the securities of the other Group members.

Item 7. Material to be Filed as Exhibits.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

08/30/2004
Date

/s/ Raymond Long Sing Tang, for and on behalf of Maxtech Enterprises Limited
Signature

Raymond Long Sing Tang, Director

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

[1]	This Amendment No. 3 (“Amendment”) is being filed solely by Maxtech Enterprises Limited to report sales of stock.
[2]

Maxtech Enterprises Limited (“Maxtech”) has previously filed as part of a group consisting of Charles Zhang, Nicolas Negroponte, Brant C. Binder, Edward B. Roberts and Dow Jones & Company, Inc. (and together with Photon Group Limited, as assignee of Charles Zhang, the “Group”) by virtue of the fact that they are all parties to the Sohu.com Inc. Second Amended and Restated Stockholders’ Voting Agreement dated October 18, 1999 (the “Voting Agreement”). Under rules of the SEC under the Exchange Act, parties to the agreement may be considered members of a “group,” and therefore deemed to be beneficial owners of the shares of common stock held by each other party to the agreement. This Amendment acknowledges the existence of the Voting Agreement and the potential attribution of shares of the other parties thereto to Maxtech; however, the other members of the Group are not participating in the filing of this Amendment. Under the terms of the Voting Agreement, the obligations of the parties thereunder with respect to certain voting agreements therein have been terminated by virtue of Maxtech’s sales as reported hereby (which sales have reduced Maxtech’s holdings below certain percentages set forth in such Voting Agreement). Accordingly, Maxtech no longer has voting power over the securities of the other Group members.

[3]	On August 19, 2004 Maxtech settled the variable prepaid forward transaction (“VPF”) entered into on August 14, 2003 with CSFB Capital LLC (“CSFB”) by delivering 1,500,000 shares of Common Stock of Sohu.com Inc.